18007307

SECU...

Washington, D.C. 20549

Mail Processing Section

MAR 01 2018

Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53142

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 QUANNAPOWITT PARKWAY, SUITE 300
(No. and Street)

WAKEFIELD (City) MA (State) 01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS K. DUSTIN JR 781 914 1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

10 WEYBOSSET STREET (Address) PROVIDENCE (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DW 6/11/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas K. Dustin Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sentinel Securities, Inc. as of and for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

FINOP
Title

Subscribed and sworn to before me this
27th day of February, 2018

[signature]
Notary Public

AMBER S. MARTIGNETTI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 5, 2020

Commission expires June 5, 2020

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
(_) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(_) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(_) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l) An Oath or Affirmation
(x) (m) A Copy of the SIPC Supplemental Report (bound under separate cover)
(_) (n) A report describing any material deficiencies found to exist or found to have existed since the date of the previous audit

SENTINEL SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sentinel Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentinel Securities, Inc. as of December 31, 2017, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sentinel Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sentinel Securities, Inc.'s management. Our responsibility is to express an opinion on Sentinel Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sentinel Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN
Accountants and Advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Sentinel Securities, Inc.'s financial statements. The supplemental information is the responsibility of Sentinel Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Sentinel Securities, Inc.'s auditor since 2010.
Providence, Rhode Island
February 27, 2018

SENTINEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2017

ASSETS

Cash	$	646,261
Receivables		84,732
Due from Affiliate		89,819
Deposit with clearing broker-dealer		50,000
Prepaid expenses		39,957
Intangible assets, less accumulated amortization		53,531
	$	964,300

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	3,952
		3,952
Commitments (Note 2)		
Stockholder's equity:		
Common stock, no par value; authorized 20,000 shares; issued and outstanding 2,966 shares		-
Additional paid-in capital		500,000
Retained earnings		460,348
		960,348
	$	964,300

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues:		
Commissions	$	502,481
Interest and dividends		493
		502,974
Expenses:		
Employee compensation and benefits		105,264
Clearing and execution expenses		32,987
Amortization of intangible assets		5,948
Software expense		44,040
Management fees, related party		42,730
Other operating expenses		98,521
		329,490
Net income	$	173,484

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, beginning of year	$ -	$ 500,000	$ 286,864	$ 786,864
Net income			173,484	173,484
Balance, end of year	$ -	$ 500,000	$ 460,348	$ 960,348

See notes to financial statements.

SENTINEL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 173,484
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	5,948
Decrease in assets:	
Receivables	13,123
Note receivable	73,080
Prepaid expenses	10,806
Increase (decrease) in liabilities:	
Accrued expenses	751
Due from Affiliate	(136,071)
Net cash provided by operating activities	141,121
Net increase in cash	141,121
Cash, beginning of year	505,140
Cash, end of year	$ 646,261

See notes to financial statements.

1. Organization and summary of significant accounting policies:

Sentinel Securities, Inc. (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Stockholder), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily provides brokerage services to customers of Sentinel Pension Advisors, Inc. (SPA), Sentinel Benefits Group, Inc. (SBG) and Sentinel Benefits Group LLC (SBG LLC), all of which are affiliated with the Company and subsidiaries of the Stockholder. SPA operates as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to individuals and their families and to corporate retirement plans for individuals and entities located throughout the United States. The Company also is the broker of record on corporate retirement plan clients of SBG and SBG LLC and for self-directed brokerage accounts offered by corporate retirement plan clients of SBG and SBG LLC.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Recent accounting pronouncement:

Effective for the year ending December 31, 2018, the Company will adopt the provisions of ASU 2014-09, "*Revenue from Contracts with Customers*". ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and replaces most current revenue recognition guidance. These new standards require an entity to recognize revenue depicting the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standards will also result in enhanced revenue related disclosures. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the statement of financial condition.

1. Organization and summary of significant accounting policies (continued):

The Company has assessed the impact of the new revenue recognition standard on its business and revenue recognized based on accounting guidance finalized to date. Since its commission revenue, whether securities transactions or the amount earned related to 12b-1 distribution fees state clearly the fees earned for services delivered in the stated period, the Company has determined that there is no material impact to the timing or the amount of the revenue it recognizes. Further, the Company anticipates applying the guidance under the full retrospective approach. The Company has not yet determined the impacts of all the disclosure requirements

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, the Company had no cash equivalents. In addition, the Company had $61,884 of cash on deposit in excess of amounts insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables. At December 31, 2017, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its receivables.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. As of the date of the statement of financial condition, all assets have been retired other than fully depreciated software totaling $42,750.

1. Organization and summary of significant accounting policies (continued):

Intangible assets:

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for the customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2017.

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Income taxes:

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax

1. Organization and summary of significant accounting policies (continued):

Income taxes (continued):

bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that will be ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition, along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as other expense.

2. Related party transactions:

The Company maintains an expense-sharing arrangement with SBG (the Affiliate) under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by and between the Affiliate, the Company and Focus, as determined by the Affiliate. For the year ended December 31, 2017, the Affiliate allocated $13,397 of expenses to the Company.

The Company maintains a management agreement with a party related through common ownership. The management agreement is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $42,730 for the year ended December 31, 2017.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum dollar amount required). At December 31, 2017, the Company had net capital of $692,309, which was $642,309 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .0057 to 1 at December 31, 2017.

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Intangible assets:

At December 31, 2017, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer lists	$ 829,836	$ 829,836	$ 0
Management contract	158,268	104,737	53,531
	$ 988,104	$ 934,573	$ 53,531

Amortization expense for each of the years ending December 31, 2018 through December 31, 2026 will be $5,948.

5. Income taxes:

At December 31, 2017, the Company had a deferred tax asset of approximately $31,000 which is fully reserved by a valuation allowance. The valuation allowance decreased by $76,000 during the year ended December 31, 2017, $57,000 from the use of $182,000 of its net operating loss carryforwards and $17,000 for the new tax law enacted at the end of 2017 with a new corporate tax rate of 21%. For the year ended December 31, 2017, the Company has no federal current or deferred income tax provision. The Company files a combined state tax return with an affiliate and as such the Company does not record a state tax provision.

5. Income taxes (continued):

At December 31, 2017, the Company has $148,350 of net operating loss carryforwards for federal income tax reporting purposes expiring in 2035.

SENTINEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

Net capital:	
Total stockholder's equity and total qualified for net capital	$ 960,348
Deductions and/or charges:	
Non-allowable assets:	
Receivables	174,551
Prepaid expenses	39,957
Intangible Assets, less accumulated amortization	53,531
Total deductions and/or charges	268,039
Net capital before haircuts on securities positions	692,309
Haircuts on securities, money market accounts	
Net capital	$ 692,309
Aggregate indebtedness:	
Accrued expenses	$ 3,952
Total aggregate indebtedness	$ 3,952
Minimum net capital required (greater of $50,000 or 6.66% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 642,309
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 632,309
Ratio of aggregate indebtedness to net capital	.0057 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm.

SENTINEL SECURITES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

Sentinel Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records pursuant to the requirements of 17 CFR 240.17a-3 and 240.17a-4 as are customarily made and kept by a clearing broker or dealer. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 is not applicable.

See report of independent registered public accounting firm.

SENTINEL SECURITES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2017

Sentinel Securities, Inc. (the Company) is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934. The Company had no items reportable as customers' fully paid and excess margin securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3), or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See report of independent registered public accounting firm.

SENTINEL SECURITES, INC.

EXEMPTION REPORT

DECEMBER 31, 2017

Sentinel Securities Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

Sentinel Securities Inc.

I, Douglas K. Dustin Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: SVP, CFO

Date: 2/27/18

CITRIN COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Sentinel Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sentinel Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sentinel Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Sentinel Securities, Inc. stated that Sentinel Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sentinel Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sentinel Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
February 27, 2018

CITRIN COOPERMAN & COMPANY, LLP
10 WEYBOSSET STREET, SUITE 700 PROVIDENCE, RI 02903 | TEL 401.421.4800 | FAX 401.421.0643 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
Sentinel Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sentinel Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Sentinel Securities, Inc. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Sentinel Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

To the Stockholder
Sentinel Securities, Inc.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Providence, Rhode Island
February 27, 2018

SENTINEL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
[GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO
THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2017

Total revenue	$	502,974
Additions		- 0 -
Deductions:		
Revenue from the distribution of shares of a registered open-end investment company and insurance commissions		499,928
Total deductions		499,928
SIPC net operating revenues	$	3,046
General assessment at .0015	$	5
Payments made:		
August 15, 2017		2
February 2, 2018		3
Total payments made		5
Less overpayments applied		-
Plus interest on late payments		-
Assessment balance due (overpaid)	$	-